                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

Check one:  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
            [X] Form 10-Q   [ ] Form N-SAR



For period ended: June 30, 2001
                 --------------


[ ] Transition report on Form 10-K
[ ] Transition report on Form 20-F
[ ] Transition report on Form 11-K
[ ] Transition report on Form 10-Q
[ ] Transition report on Form N-SAR


For the Transition Period ended:
                                --------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates.

PART I - REGISTRANT INFORMATION

EarthCare Company
---------------------------------------------------
Full name of Registrant

---------------------------------------------------
Former name if applicable

14901 Quorum Drive, Suite 200
---------------------------------------------------
Address of principal executive office

Dallas, Texas  75254-6717
---------------------------------------------------
City, State and Zip Code

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: Check box if appropriate:

    [X]  (a)      The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense;


    [X]  (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K. Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, transition report or portion thereof, could not be filed within the prescribed time period.

Although management has been working diligently to complete all of the information required for the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and a substantial part of such information has been completed as of this date, management does not believe that the Quarterly Report on Form 10-Q can be completed by the prescribed due date. The Company has not been in compliance with certain financial covenants required by the terms of its revolving credit facility. At this time, the Company is in the process of completing a fourth amendment to the credit agreement with its senior secured lenders. Until such amendment is completed, the Company is in default under its credit agreement and certain of its other debt instruments. The Company has not yet completed the information required in the Quarterly Report on Form 10-Q due to a significant amount of time spent by the individuals preparing this information on information requested by various parties with whom EarthCare Company has been exploring various financing and strategic alternatives to resolve these outstanding issues. In addition, since the Company has not been able to complete the preparation of certain information related to its discontinued operations and has not yet finalized its amendment with its senior lenders, the Company's independent accountants have not been able to complete their timely review of our interim financial information.

At this time, the Company has not been able to complete the preparation of the information to be included in its Quarterly Report on Form 10-Q. Therefore, an extension of time to file is requested. As indicated in Part II, above, the Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this information:

William W. Solomon, Jr.           972                858-6025
-----------------------         --------         ----------------
Name                            Area code        Telephone number

(2) Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or during such shorter period that the registrant(s) was required to file such reports been
         filed? If answer is no, identify reports.    [X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject
         report or portion thereof?    [X]  Yes  [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenues of approximately $11.8 million for the six months ended June 30, 2001. EarthCare also expects to report a loss from continuing operations of approximately $4.6 million for the six months ended June 30, 2001. In addition, EarthCare Company expects to report a loss from its discontinued operations. EarthCare's management group is in the process of completing its assessments of the current facts and circumstances relating to its discontinued operations. Management does anticipate that the loss from discontinued operations will represent a significant change from the prior corresponding period. For the six months ended June 30, 2000, EarthCare will report revenues of $0.5 million and a loss from continuing operations of approximately $5.5 in its Quarterly Report on Form 10-Q. For the same period, EarthCare will report a loss from discontinued operations of $0.9 million.

                                EARTHCARE COMPANY
                (Name of Registrant as specified in its charter)

The Registrant has caused this report to be signed on its behalf by the undersigned duly authorized.


/s/ William W. Solomon, Jr.
----------------------------------------------
    William W. Solomon, Jr.
    Vice President and Chief Financial Officer